Room 4561

June 26, 2007

Mr. Jack Nonan
President and Chief Executive Officer
SPSS, Inc.
233 South Wacker Drive
Chicago, Illinois 60606

> **RE:** **SPSS. Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 0-22194**

Dear Mr. Nonan:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

1.   The Commission's MD&A Release, 33-8350 called for "companies to identify and discuss key performance indicators, including non-financial performance indicators that their management uses to manage the business and that would be material to investors." Tell us how your current discussion addresses these MD&A disclosure requirements. Indicate the relationships that affect any trends in your business that have materially impacted or are reasonably likely to impact your results of operations. For instance, tell us if you considered expanding your

disclosures to quantify the increase in revenue by software product and/or service offering and the reasons for the related growth. Your MD&A should allow investors to see your company through the eyes of management by discussing the metrics managements uses to evaluate operations. See Item 303 of Regulation S-K and Section III.B of SEC Release 33-8350 for further guidance.

Consolidated Statements of Income, page 39

2.   You disclose that revenue attributable to annual licenses and the related PCS is recognized ratably over the PCS term due to the lack of VSOE. It is not clear how you have presented this revenue on your statement of operations. Clarify if you have allocated these revenues to both product and service revenue. Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the income statement, your income statement presentation should include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered PCS element and you should include a footnote description to inform investors of the nature of the additional line item. Tell us how your classification complies with this. In addition, we note that you aggregate the cost of license and maintenance revenue in your statements of operations. Tell us how you considered presenting separate line items for the cost of revenue earned from the sale of your products and services (for which the Company has VSOE), in your consolidated statements of operations. Refer to Rule 5-03(b)(2) of Regulation S-X.

Note 1. Summary of Business and Significant Accounting Policies, page 43

Revenue Recognition, page 43

3.   We note that 12% of the Company's revenues are derived from government agencies (both internationally and in the United States). Tell us how you considered paragraphs 32 – 33 of SOP 97-2 in accounting for any fiscal funding clauses included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

4.   We note that the Company determines VSOE of the fair value of undelivered services based on the price the customer is required to pay for maintenance when sold separately. If your renewal rates vary from customer to customer, then tell us how you can reasonably establish VSOE. Explain to us how your determination of VSOE complies with paragraphs 10 of SOP 97-2.

5.   We also note that for PCS services, VSOE is also measured by the stated renewal

rate offered to a customer and that the Company believes these rates to be substantive. Clarify for us, how you determined that the renewal rates are substantive. In this regard, tell us what percentage of your customers actually renew at the stated rates and tell us how the renewal rates compare to the range of rates you normally charge your customers.

6. We note your disclosure on page 45 of the filing that states that "If the customer indicates that it intends to renew the license, the Company will issue a new invoice. In some cases, customers ultimately cancel [an annual] license even though they initially indicated a willingness to renew." Clarify for us whether you recognize revenue on these arrangements that demonstrate this "willingness to renew" and, if so, explain how this complies with the requirement that evidence of an arrangement exists in accordance with SOP 97-2.

7. Tell us how you considered SOP 81-1 and ARB 45 in accounting for contract losses on fixed fee arrangements accounted for under the percentage of completion method.

Note 15. Stock Compensation Plans, page 62

Share-Based Compensation, page 62

8. In light of the material historical fluctuations in the Company's stock over the past five year period, clarify for us how you determined the expected volatility assumptions for fiscal years 2004, 2005 and 2006.

Note 17. Stock Option Reclassification, page 66

9. We note your disclosure that the Company reclassified approximately $3.3 million of retained earnings to APIC as a result of a review that indicated that the measurement dates originally used for certain stock option grants differed from the actual measurement dates of these awards. Clarify for us whether the review of your stock option practices uncovered any intentional misconduct. In addition, provide us with your analysis that resulted in your conclusion that an Item 4.02 Form 8-K was not required for these errors.

10. Please provide your annual SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on a qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors.

*****

Mr. Jack Nonan
SPSS, Inc.
June 26, 2007
Page 4

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, or me at (202) 551-3499 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief